UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No.         )

    Pacific Premier Bancorp

(Name of issuer)

    Common Stock, Par Value $0.01

(Title of class of securities)

    69478X105

(CUSIP number)

    August 20, 2008

(Date of event which requires filing of the statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69478X105

CUSIP No. 69478X105	13G	Page 2 of 7 Pages

(1)	Names of reporting persons: Resource Financial Institutions Group, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0
(6) Shared voting power: 600,000 warrants to purchase common stock, par value $0.01
(7) Sole dispositive power: 0
(8) Shared dispositive power: 600,000 warrants to purchase common stock, par value $0.01
(9)

Aggregate amount beneficially owned by each reporting person:

    600,000 warrants to purchase common stock, par value $0.01: 383,533 warrants held by Cradle Cove Partners II, L.P. and 216,467 warrants held by Compass Island Partners A, L.P.

(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions): ☐
(11)	Percent of class represented by amount in Row 9: 5.87%
(12)	Type of reporting person (see instructions): CO

CUSIP No. 69478X105	13G	Page 3 of 7 Pages

(1)	Names of reporting persons: Cradle Cove Partners II, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power:
(6) Shared voting power: 383,533 warrants to purchase common stock, par value $0.01.
(7) Sole dispositive power:
(8) Shared dispositive power: 383,533 warrants to purchase common stock, par value $0.01.
(9)	Aggregate amount beneficially owned by each reporting person: 383,533 warrants to purchase common stock, par value $0.01.
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions): ☐
(11)	Percent of class represented by amount in Row 9: 3.75%
(12)	Type of reporting person (see instructions): PN

CUSIP No. 69478X105	13G	Page 4 of 7 Pages

(1)	Names of reporting persons: Compass Island Partners A, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0
(6) Shared voting power: 216,467 warrants to purchase common stock, par value $0.01.
(7) Sole dispositive power: 0
(8) Shared dispositive power: 216,467 warrants to purchase common stock, par value $0.01.
(9)	Aggregate amount beneficially owned by each reporting person: 216,467 warrants to purchase common stock, par value $0.01.
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions): ☐
(11)	Percent of class represented by amount in Row 9: 2.12%
(12)	Type of reporting person (see instructions): PN

Item 1.

Item 1	(a)	Name of issuer:

Pacific Premier Bancorp

Item 1	(b)	Address of issuer’s principal executive offices:

1600 Sunflower Ave, 2nd Floor, Costa Mesa, CA 92626

Item 2.

	2(a)	Name of person filing:

Resource Financial Institutions Group, Inc. on behalf of Cradle Cove Partners II, L.P. and Compass Island Partners A, L.P.

	2(b)	Address or principal business office or, if none, residence:

One Crescent Drive, Suite 203, Navy Yard Corporate Center Philadelphia PA 19112

	2(c)	Citizenship:

United States of America

	2(d)	Title of class of securities:

Common Stock

	2(e)	CUSIP No.:

69478X105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	a.	☐ Broker or dealer registered under Section 15 of the Act;

	b.	☐ Bank as defined in Section 3(a)(6) of the Act;

	c.	☐ Insurance company as defined in Section 3(a)(19) of the Act;

	d.	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

	e.	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	f.	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	g.	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	h.	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	i.	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

(a) Amount beneficially owned:

600,000 warrants to purchase common stock, par value $0.01. 383,533 warrants held by Cradle Cove Partners II, L.P. and 216, 467 warrants held by Compass Island Partners A, L.P.

(b) Percent of class:

3.75% by Cradle Cove Partners II, L.P. and 2.12% by Compass Island Partners A, L.P.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

600,000 warrants to purchase common stock, par value $0.01

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

600,000 warrants to purchase common stock, par value $0.01

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Please see Exhibit 2, attached hereto.

Item 8.	Identification and Classification of Members of the Group

Please see Exhibit 2, attached hereto.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2010	Resource Financial Institutions Group, Inc.

	By:	/s/ Shivan Govindan
		Name:	Shivan Govindan
		Title:	President

Cradle Cove Partners II, L.P.

	By:	Resource Financial Institutions Group, Inc.,
it’s General Partner

	By:	/s/ Shivan Govindan
		Name:	Shivan Govindan
		Title:	President

Compass Island Partners A, L.P.

	By:	Resource Financial Institutions Group, Inc.
it’s General Partner

	By:	/s/ Shivan Govindan
		Name:	Shivan Govindan
		Title:	President

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G, dated April 6, 2010, with respect to the Common Shares of Pacific Premier Bancorp is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13G and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of April 6, 2010.

Resource Financial Institutions Group, Inc.

By:	/s/ Shivan Govindan
	Name:	Shivan Govindan
	Title:	President

Cradle Cove Partners II, L.P.

By:	Resource Financial Institutions Group, Inc.,
it’s General Partner

By:	/s/ Shivan Govindan
	Name:	Shivan Govindan
	Title:	President

Compass Island Partners A, L.P.

By:	Resource Financial Institutions Group, Inc.
it’s General Partner

By:	/s/ Shivan Govindan
	Name:	Shivan Govindan
	Title:	President

Exhibit 2

The Identity of Each Member of the Group.

The general partner for each of the funds below is Resource Financial Institutions Group, Inc.

Cradle Cove Partners II, L.P.

Compass Island Partners A, L.P.